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Exhibit 12.1

	Ratio of Earnings to Fixed Charges
	Six Months Ended June 30,				Year Ended December 31,
(dollars in millions)	2013		2012		2012		2011		2010		2009		2008
Pretax income from continuing operations	$350.0		$225.4		$534.8		$457.1		$378.8		$240.9		$143.5
Less: Income from equity investees	(86.9)		(27.9)		(129.7)		(72.7)		(77.5)		(31.6)		97.1
Add: Fixed charges	65.5		57.3		121.5		115.1		99.0		84.7		88.7
Distributed equity method income	146.7		58.6		104.7		128.3		65.8		55.5		80.5

Earnings available for fixed charges	$475.3		$313.4		$631.3		$627.8		$466.1		$349.5		$409.8

Fixed charges:
Interest Expense	55.1		48.2		102.5		97.8		83.5		70.8		77.2
FIN 48 Interest Expense	(0.2)		0.5		0.6		(0.8)		0.1		0.2		0.3
Amortization of debt issuance costs	5.7		3.7		8.2		8.1		7.6		7.3		4.2
Estimated portion of rental expense equivalent to interest	4.9		4.9		10.2		10.0		7.8		6.4		7.0

Total fixed charges	$65.5		$57.3		$121.5		$115.1		$99.0		$84.7		$88.7

Ratio of earnings to fixed charges	7.3	x	5.5	x	5.2	x	5.5	x	4.7	x	4.1	x	4.6	x

        For the purpose of computing the ratios of earnings to fixed charges, earnings consists of pre-tax income from continuing operations (before adjustment for non-controlling interests in consolidated subsidiaries) plus fixed charges and as adjusted for distributed income of equity method investees. Fixed charges consists of our reported interest expense (including imputed interest expense but excluding contingent payment obligation adjustments) plus the portion of rental expense deemed to represent interest expense. For the purposes of these calculations, pre-tax income from continuing operations for the years ended December 31, 2011 and December 31, 2012 and the six months ended June 30, 2012 and June 30, 2013 exclude the effects of reductions in the carrying value of an indefinite-lived intangible asset and contingent payment obligation adjustments. Had these amounts not been excluded, the ratios of earnings to fixed charges for the years ended December 31, 2011 and December 31, 2012 and for the six months ended June 30, 2012 and June 30, 2013 would have been 5.4x, 4.9x, 4.7x and 7.1x, respectively.

        For the six months ended June 30, 2013 and 2012, and for each of the years ended December 31, 2012, 2011, 2010, 2009 and 2008, there were no outstanding shares of preferred stock of the Company. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges for those periods.

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  Exhibit 12.1